Exhibit 99.1

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025

(Unaudited)

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 28, 2025

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Interim Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Note	June 30, 2025	December 31, 2024
		(unaudited)
Asset
Current assets
Cash		$822,530	$1,056,175
Prepaid expenses and Interest receivable		70,219	3,901

Total asset		$892,749	$1,060,076

Liabilities and Shareholder’s Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3	$34,250	$20,814
		34,250	20,814

Shareholder’s Equity
Share capital	5	$1,279,730	$1,279,730
Option Reserve		65,750	65,750
Accumulated deficit		(486,981)	(306,218)
Total shareholder’s equity		858,499	1,039,262

Total liabilities and shareholder’s equity		$892,749	$1,060,076

Nature of operation and going concern (Note 1)

Subsequent events (Note 7)

These interim financial statements were approved for issue by the Board of Directors on August 28, 2025 and signed on its behalf by:

“Tamir Fayerman”	“Liat Sidi”
Director	Director

The accompanying notes are an integral part of these interim financial statements.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
For the	Notes	2025	2024	2025	2024

Expenses

Professional fees	3	$91,468	$9,541	$169,106	$14,266
Interest income		(7,510)	-	(14,679)	(268)
Filing and other fees		15,161	2,031	26,208	9,857
Bank Charges		87	25	128	49
Total expenses		99,206	11,597	180,763	23,904

Loss and Comprehensive loss		$99,206	$11,598	$180,763	$23,904
Basic and diluted loss per common share		$(0.00)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares outstanding - basic and diluted		28,300,000	5,800,000	28,300,000	5,800,000

The accompanying notes are an integral part of these interim financial statements.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Interim Statement of Changes in Shareholder’s Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Share Capital				Total Shareholder’s
	Number of Shares	Amount-	Option Reserve	Deficit	Equity (Deficiency)
Balance, December 31, 2023	5,800,000	$368,530	$65,750	$(248,502)	$185,778
Net loss for the period	-	-	-	(23,904)	(23,904)
Balance, June 30, 2024	5,800,000	368,530	65,750	(272,406)	161,874
Shares issued for cash	20,000,000	1,000,000	-	-	1,000,000
Shares issued as finders fee	2,500,000	125,000	-	-	125,000
Share issuance costs	-	(213,800)	-	-	(213,800)
Net loss for the period	-	-	-	(33,812)	(33,812)
Balance, December 31, 2024	28,300,000	1,279,730	65,750	(306,218)	1,039,262
Net loss for the period	-	-	-	(180,763)	(180,763)
Balance, June 30 , 2025	5,800,000	$368,530	$65,750	$(486,981)	$858,499

The accompanying notes are an integral part of these interim financial statements.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Six Months ended June 30, 2025	Six Months ended June 30, 2024
Cash flows from operating activities
Loss for the period	$(180,763)	$(23,904)
Prepaid expenses and Interest receivable	(66,318)	-
Accounts payable and accrued liabilities	13,436	(6,214)
Net cash used by operating activities	(233,645)	(30,118)

Decrease in cash	(233,645)	(30,118)

Cash, beginning of the period	1,056,175	204,854
Cash, ending of the period	$822,530	$174,736

The accompanying notes are an integral part of these interim financial statements.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Notes to the Interim Financial Statements

For the Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Fort Technology Inc. (Formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019 under the Business Corporations Act (British Columbia). The Company is a Capital Pool Company (“CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company is the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition is to satisfy the related conditions of a qualifying transaction under the policies of the Exchange.

The common shares of the Company commenced trading on March 11, 2022 under the trading symbol IMPC.P. The head office, principal address and registered office of the Company are located at Suite 501-3292 Production Way, Burnaby, Canada.

On January 2, 2025, the Company signed a Letter of Intent (“LOI”) with Jeffs Brands Ltd. (“Jeffs”). Subsequently on February 6, 2025, the Company signed a share purchase agreement in order to acquire 100% of the issued and outstanding common shares of Fort Products Limited a wholly owned subsidiary of Jeffs Brands Ltd. The Company will acquire Fort Products Limited by purchasing all of the Jeffs Brands Ltd.’s interest in Fort Products Limited.

The Company agreed to the following payments on the closing date of the Transaction:

●	Issuance of 100,000,000 common shares of the Company;

●	Grant of 66,000,000 purchaser contingent rights, which can be converted into common shares of the Company on a one to one basis upon the satisfaction of the following milestones:

○	The Company will be listed on NYSE/NASDAQ or complete similar uplisting within 24 months from the closing of Transaction.

○	The Company will close equity or debt financings with the gross proceeds equal to or greater than US$8,000,000 within 48 months from the closing of the Transaction.

○	The Company will reach annual revenue by December 31, 2028 over US$15,000,000.

As of the day of the approval of these financial statements, the Transaction has been completed (See Note 7).

Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The proposed business of the Company, and the completion of a qualifying transaction, involves a high degree of risk. There is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such an acquisition or investment within the requisite time period. Additional funds will be required to enable the Company to pursue such an initiative, and the Company may be unable to obtain such financing on terms which are satisfactory to it. Furthermore, there is no assurance that the business will be profitable.

These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary to the statement of financial position classifications used. Such adjustments could be material.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Notes to the Interim Financial Statements

For the Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 2 – STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim financial statements should be read in conjunction with the financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in the financial statements for the years ended December 31, 2024 and 2023.

The financial statements were authorized for issue by the Board of Directors on August 28, 2025.

Basis of presentation

These interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation and functional currency of the Company is the Canadian dollar. The accounting policies set out below have been applied consistently to the period presented in the financial statements for the years ended December 31, 2024 and 2023.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025	December 31, 2024

Accounts payable	$25,350	$637
Accrued liabilities	8,900	20,177
	$34,250	$20,814

NOTE 4 – RELATED PARTIES

Key management consists of the Officers and Directors who are responsible for planning, directing, and controlling the activities of the Company. All related party transactions are carried out in the normal course of operation. As at June 30, 2025, $11,529 (December 31, 2024- $4,725) owing to related parties, accounted for in accounts payable and accrued liabilities.

During the period ended June 30, 2025, the Company incurred

-	$11,025 (June 30, 2024 - $9,450) in accounting fees to a company owned by an officer of the Company.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Notes to the Interim Financial Statements

For the Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 5 – SHARE CAPITAL AND RESERVE

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

The Company has 28,300,000 common shares issued and outstanding as at June 30, 2025.

There were no share issuances during the period ended June 30, 2025.

On November 29, 2024, the Company completed a private placement of 20,000,000 common shares at the price of $0.05 per common share for gross proceeds of $1,000,000

A cash commission of $82,500 were paid to the eligible finders and 250,000 common shares were issued to these finders. These costs were classified as share issuance costs. The Company recorded $213,800 share issuance costs.

Stock Options

The Company has a stock option plan (the “Plan”) pursuant to which the Company’s board of directors may grant incentive stock options to the Company’s officers, directors, employees and consultants. Under the Plan, the Company may grant options to purchase up to 10% of the issued and outstanding shares of the Company. Options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All options vest when granted unless otherwise specified by the Board of Directors.

No stock options were granted during the period ended June 30, 2025.

As at June 30, 2025, the Company has the following stock options outstanding:

Outstanding and Exercisable, June 30, 2025	Number of Stock options	Weighted average exercise price $

Agent options	300,000	0.10
Options	580,000	0.10
	880,000	0.10

As at June 30, 2025, the weighted average remaining life of the stock options is 1.69 years.

As at June 30, 2025, the weighted average fair value of the stock options outstanding are $0.10.

NOTE 6 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the completion of a Qualifying Transaction (“QT”) as defined in TSX-V Policy 2.4. Therefore, the Company monitors the level of risk incurred in its expenditures relative to its capital structure.

The Company considers its capital structure to include all components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the potential underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms and approved by the TSX-V.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Notes to the Interim Financial Statements

For the Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 6 – CAPITAL MANAGEMENT (Continued)

As a CPC, the Company will be subject to externally imposed capital requirements as outlined in the TSX-V Policy 2.4 and summarized below:

i.	No salary, consulting, management fees or similar remuneration of any kind may be paid directly or indirectly to a related party of the Company or a related party of a QT;

ii.	Gross proceeds realized from the sale of all securities issued by a CPC may only be used to identify and evaluate assets or businesses and obtain shareholder approval for a QT;

iii.	No more than the lesser of $210,000 and 30% of the gross proceeds from the sale of securities issued by a CPC may be used for purposes other than to identify and evaluate a QT; and

iv.	After the completion of its IPO and until the completion of a QT, a CPC may not issue any securities unless written acceptance of the TSX-V is obtained before the issuance of the securities.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2025.

NOTE 7 – SUBSEQUENT EVENTS

1.	On July 4, 2025, as a condition to the completion of the transaction with Jeffs, the Company changed its name to Fort Technology Inc.

2.	On July 7, 2025, the transaction with Jeffs has closed and the Company issued to Jeffs 100,000,000 common shares and granted 66,000,000 contingent rights. The Company also issued 5,000,000 common shares to finders.

3.	On July 10, 2025, the Company’s shares resumed trading on the TSX-V under the trading symbol “FORT”.

4.	On August 11, 2025, the Company advanced a loan to EEH Ventures Limited (“EEH”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as a Real Estate Investment Company in the United Kingdom, pursuant to the terms of a loan agreement dated August 8, 2025 (the “Loan Agreement”).

Pursuant to the Loan Agreement, the Company provided EEH an initial loan of £2,000,000 (the “Initial Loan”). An additional amount of £1,000,000 will be made available by the Company 12 months from the date of the Loan Agreement upon demand of EEH (the “Additional Loan”, and together with the Initial Loan, the “Loans”). The Loans will accrue interest at a rate of 7.5% per annum, calculated on a simple interest basis. EEH is required to repay the Loans, including all interest payable, within three years from the date of the Loan Agreement.

The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loans into the share capital of EEH as follows: (a) the Initial Loan and all accrued but unpaid interest on the Initial Loan may be converted into shares of EEH representing 19.9% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis, and (b) the Additional Loan and all accrued but unpaid interest on the Additional Loan may be converted into shares of EEH representing 5.1% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis (the “Conversion”). The Conversion will be subject to the approval of the TSX Venture Exchange.

Fort Technology Inc. (Formerly Impact Acquisitions Corp.)

Notes to the Interim Financial Statements

For the Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 7 – SUBSEQUENT EVENTS (Continued)

Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, agreed to grant the Company a charge over all surplus proceeds remaining after the full repayment of all amounts due to a senior lender of Oxford. Oxford has entered into a guarantee letter in favor of the Company on August 15, 2025.

5.	On August 21, 2025 the Company announced the closing of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) for proceeds of $5,000,000 (the “Private Placement”). The Convertible Debentures will mature on August 21, 2027 (the “Maturity Date”) and bear interest at 10% per annum, payable quarterly with the first payment being for the period from closing to September 30, 2025. At the option of the holder, the principal amount of the Convertible Debentures is convertible into units of the Company (“Units”) at any time until August 21, 2027 at a price equal to $0.185 per Unit. Each Unit is comprised of one common shares of the Company (“Common Share”) and one common share purchase warrant of the Company (“Warrants”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (“Warrant Share”) at an exercise price of $0.185 per Warrant Share until August 21, 2030.

The Company engaged two finders (the “Finders”) in connection with the Private Placement. In consideration for the services provided by the Finders, the Company paid to the Finders an aggregate of $213,600 and issued to the Finders 1,804,054 Common Shares at a price of $0.185 per Common Share.

6.	On August 21, 2025, the Company’s shareholders approved the adoption of an equity incentive plan to replace the Company’s 10% rolling stock option plan. The equity plan is a fixed plan whereby the aggregate number of common shared of the Company that may be issued upon the exercise or settlement of performance-based awards granted shall not exceed up to 20% of the Company’s issued common shares as at the date of implementation, which maximum was fixed at 26,662,700 common shares.

7.	On August 21, 2025, the Company’s shareholders approved a consolidation of all the issued and outstanding common shares in the capital of the Company on the basis of up to 250 per consolidation shares for 1 post consolidation share.

8.	Since June 30, 2025 - 128,430 Agent options were exercised to common shares for a total amount of $12,843.